EXHIBIT 99.1

NANOBIOTIX Executes Definitive Agreement to Restructure Existing Loan With the European Investment Bank

PARIS and CAMBRIDGE, Mass., Oct. 18, 2022 (GLOBE NEWSWIRE) -- NANOBIOTIX (Euronext: NANO –– NASDAQ: NBTX – the ‘‘Company’’), a late-clinical stage biotechnology company pioneering physics-based approaches to expand treatment possibilities for patients with cancer, today announced execution of a final agreement with the European Investment Bank (“EIB”) to re-align approximately €30.7 million in outstanding debt obligations with the Company’s expected development and commercialization timelines. Nanobiotix previously announced agreement-in-principle with EIB for this restructuring on September 12th, 2022.

The original finance contract and royalty agreement established between Nanobiotix and EIB in July 2018 included an initial tranche of €16.0 million drawn in October 2018 and repayable in a single installment at maturity in 2023; and a second tranche of €14.0 million granted in March 2019 and repayable in semi-annual installments of principal and interest after a two-year grace period. The agreement also included a commitment to an annual royalty payment in the low single-digits over a six-year period beginning January 2021.

Terms and Conditions of the Restructuring Agreement

The newly executed restructuring agreement enables Nanobiotix to defer repayment of the remaining €25.3 million in principal for both tranches up to June 2029.

Under the terms of the agreement, €5.4 million in interest accrued on the first tranche since 2018 will be restructured as payment-in-kind (“PIK”) and will be deferred up to October 2024. Going forward, principal from the first tranche will accrue interest at the rate of 6% annually, with such interest being capitalized and due as PIK interest at maturity. Interest on the remaining €9.3 million in principal from the second tranche will continue to accrue at a 5% fixed rate paid in semi-annual installments through June 2029.

The annual royalty payment remains in the low single-digits and continues to cover a six-year period but has been re-aligned to begin as of the first year of NBTXR3 commercialization.

The restructuring agreement also includes a new milestone payment of €20 million due in June 2029.

While the restructuring of the finance and royalty agreement is intended to align debt obligations with the Company’s anticipated commercial timelines, the agreement contains provisions that would accelerate the maturity and repayment schedule, should Nanobiotix generate commercial revenue prior to June 2029. Specifically, principal and interest accrued on the first tranche following the amendment would be due in a single installment at the earlier of four years after commercialization or June 2029. Semi-annual principal repayments for the second tranche would resume with a maturity date at the earlier of three years following commercialization or June 2029. Finally, an accelerated redemption schedule for the new €20 million milestone payment would be triggered calling for the repayment in two equal installments due one year and two years after commercialization, respectively.

Further, should the company secure non-dilutive capital through the execution of any business development deal, the €5.4 million PIK interest payment associated with the first tranche would be due by October 2023 and an accelerated redemption schedule for the new €20 million milestone payment would be triggered. The accelerated redemption schedule would reflect a prorated payment amount not exceeding 10% of any upfront or milestone payment received by Nanobiotix with any remaining balance of the €20 million milestone payment due at maturity.

As part of the restructuring, Nanobiotix has agreed to maintain a minimum cash balance equal to the outstanding principal owed to EIB. All other covenants included in the 2018 finance contract remain unchanged.

About NANOBIOTIX

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The company is leveraging its proprietary nanoparticle platform, including its lead product candidate, radiotherapy activated NBTXR3, to develop a pipeline of therapeutic options designed to enhance local and systemic control of solid tumors with an initial focus on the treatment of head and neck cancers.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter.

Disclaimer

This press release contains certain “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “at this time,” “anticipate,” “believe,” “expect,” “intend,” “on track,” “plan,” “scheduled,” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management, include statements about the timing and progress of clinical trials, the timing of our presentation of data, the results of our preclinical and clinical studies and their potential implications. Such forward-looking statements are made in light of information currently available to us and based on assumptions that Nanobiotix considers to be reasonable. However, these forward-looking statements are subject to numerous risks and uncertainties, including with respect to the risk that subsequent studies and ongoing or future clinical trials may not generate favorable data notwithstanding positive early clinical results and the risks associated with the evolving nature of the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to it, the risk that the EIB may accelerate the loans under finance contract and its amendment upon the occurrence of customary events of default; the risk that Company may not be able to secure additional capital on attractive terms, if at all. Furthermore, many other important risks factors and uncertainties, including those described in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on April 8, 2022 under “Item 3.D. Risk Factors” and those set forth in the universal registration document of Nanobiotix filed with the French Financial Markets Authority (Autorité des Marchés Financiers – the AMF) on April 8, 2022, (a copy of which is available on www.nanobiotix.com), as well as those set forth in the half-year financial report filed with the AMF on September 28, 2022, may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

Contacts
Nanobiotix
Communications Department Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Investor Relations Department Kate McNeil SVP, Investor Relations +1 (609) 678-7388 investors@nanobiotix.com
Media Relations
FR – Ulysse Communication Pierre-Louis Germain + 33 (0) 6 64 79 97 51 plgermain@ulysse-communication.com	Global – LifeSci Advisors Ligia Vela-Reid +44 (0) 7413825310 Lvela-reid@lifesciadvisors.com